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                             RAINFOREST CAFE, INC.
                             720 SOUTH FIFTH STREET
                            HOPKINS, MINNESOTA 55343

                                                              September 29, 2000

To our Shareholders:

     On behalf of the Board of Directors of Rainforest Cafe, I am pleased to inform you that on September 26, 2000, Rainforest Cafe entered into an Agreement and Plan of Merger with Landry's Seafood Restaurants pursuant to which Landry's today commenced a cash tender offer to purchase all of the issued and outstanding shares of Rainforest Cafe common stock at a price of $3.25 per share. The offer is currently scheduled to expire at 5:00 p.m., New York City time, on Friday, October 27, 2000. No shares will be purchased by Landry's pursuant to the tender offer unless shares tendered by the Company's shareholders, together with the shares held by Landry's, constitute at least a majority of the then outstanding shares of Rainforest common stock. Following the successful completion of the tender offer, Landry's will own at least a majority of the shares and will have acquired control of the Company.

     A COMMITTEE OF DISINTERESTED DIRECTORS OF THE BOARD AND THE BOARD HAVE DETERMINED THAT THE OFFER AND THE MERGER AGREEMENT ARE FAIR TO, AND IN THE BEST INTERESTS OF, RAINFOREST CAFE AND ITS SHAREHOLDERS, HAVE APPROVED THE OFFER AND THE MERGER AGREEMENT AND RECOMMEND THAT RAINFOREST CAFE'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES.

     In arriving at its recommendation, the Committee gave careful consideration to the factors described in the attached Solicitation/Recommendation Statement on Schedule 14D-9 (the "Company Statement") that is being filed today with the Securities and Exchange Commission. Among other things, the Committee considered the opinion of its financial advisor, U.S. Bancorp Piper Jaffray, that the terms of the offer are fair, from a financial point of view, to the shareholders of the Company.

     Given the current challenges faced by Rainforest Cafe, most significantly the trend of continued declines in same store sales, we view this offer to purchase Rainforest Cafe shares for cash as an alternative that best mitigates a future full of uncertainties for Rainforest Cafe shareholders. The performance of the Rainforest Cafe business, particularly at the top line, has continued to erode and has continued to fall short of management's expectations. Very simply, as sales continue to decline, many of the units are approaching levels where cash flow is negative and costly exit strategies must be assessed. Absent a successful turnaround effort, our analysis indicates that it may be necessary to close as many as 20 stores.

     Our Board of Directors felt it was important to deliver this all cash tender offer to all Rainforest Cafe shareholders. The offer price represents approximately a 60% premium over the closing stock price of $2.03 on the day prior to the announcement of the tender offer.

     In addition to the attached Company Statement, you will also find enclosed the Offer to Purchase dated September 29, 2000, together with related materials, including a Letter of Transmittal, to be used for tendering your shares in the offer. These documents state the terms and conditions of the tender offer and provide instructions as to how to tender your shares. We urge you to read these documents carefully in making your decision with respect to tendering your shares pursuant to the offer.

                                            On behalf of the Board of Directors,

                                            Lyle Berman
                                            Chairman of the Board